SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of these financial statements into The AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. 1350, is attached hereto as Exhibit 99.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Employees’ Thrift Plan of Indianapolis
Power & Light Company
December 31, 2016 and 2015,
and Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

Employees’ Thrift Plan of Indianapolis Power & Light Company
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Employees’ Pension and Benefits Committee
Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Employees’ Thrift Plan of Indianapolis Power & Light Company’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
June 27, 2017

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments - at fair value	$159,443,825	$147,604,075

Receivables:
Notes receivable from participants	3,630,493	3,323,315

Total assets	163,074,318	150,927,390

Net assets available for benefits	$163,074,318	$150,927,390

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Net appreciation in fair value of investments	$7,695,960
Interest and dividends	4,985,153
12,681,113

Interest income on notes receivable from participants	147,988
Other income	253,681

Contributions:
Participants	6,416,641
Rollovers	25,051
Employer	3,170,697
9,612,389

Total additions	22,695,171

Deductions
Benefit payments	10,477,957
Administrative expenses	70,286
Total deductions	10,548,243

Net increase	12,146,928

Net assets available for benefits:
Beginning of year	150,927,390
End of year	$163,074,318

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

1. Description of the Plan
The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.
General
The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee as appointed from time to time by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. The Plan’s trustee and record-keeper of the Plan’s assets is T. Rowe Price Trust Company (T. Rowe Price). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Employees have the option of contributing anywhere from 1% to 50% of base compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees; and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president. Annual lump-sum contributions of $101,142 and $80,325 were made in 2016 and 2015, respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contribution, IPL’s matching contribution, and any additional employer contributions as provided under the Plan. Participants have the option of investing their contributions in one or any combination of the available funds, which includes a self-directed brokerage account. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates. Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

Vesting
Employee before and after tax contributions are non-forfeitable and fully vested at all times. All eligible employees (including union and nonunion employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.
Employee Stock Ownership Plan
Effective January 1, 2016, the portion of the Plan invested in AES common stock is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Under the ESOP provisions, participants have the option to either receive, in cash, the distribution of dividends from AES or to reinvest the dividends in AES common stock.
Forfeitures
Termination of employment before the five-year vesting requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions. Unallocated forfeiture balances as of December 31, 2016 and 2015, were $517 and $1,035, respectively, and forfeitures used to reduce employer contributions for 2016 were $19,044.
Payment of Benefits
Upon separation from service with IPL due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70½ years; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Assets
Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of IPL. The Payroll and Benefits Departments of IPL conduct day-to-day activities of the Plan at the designation of the Pension Committee.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by IPL are excluded from these financial statements. Most permitable plan expenses are paid by plan participants.
Participant Loans
Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans. A participant may not have more than four loans outstanding at any point in time.
Plan Termination
Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
3. Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan:
AES Common Stock: AES common stock is valued at the closing price reported on the active market on which AES common stock is traded.
Mutual Funds: Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.
Common/Collective Trusts (CCTs):
T. Rowe Price Stable Value Common Trust Fund
All CCTs are valued using net asset value as a practical expedient. In accordance with the terms of the Trust, the net asset value of the Fund is calculated daily, and net investment income, realized and unrealized gains on investments are not distributed, but rather, reinvested and reflected in the net asset value of the fund. Units of the Fund are issued and redeemed at the current net asset value. Redemptions by participating plans occur at net asset value following a 12- or 30-month advance notice.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There have been no changes from prior years in techniques and inputs used to determine fair value. Transfers between levels, if any, are recorded as of the date the transfer occurred. There were no transfers between Levels 1, 2 and 3 during 2016 or 2015.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
AES common stock	$11,712,601	$—	$—	$11,712,601
Mutual funds	125,624,330	—	—	125,624,330
Self-directed brokerage mutual funds	2,291,061	—	—	2,291,061
	$139,627,992	$—	$—	139,627,992
Investments measured at net asset value:
Common/collective trusts (a)				19,815,833
Total assets at fair value				$159,443,825

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
AES common stock	$13,034,977	$—	$—	$13,034,977
Mutual funds	115,772,558	—	—	115,772,558
Self-directed brokerage mutual funds	1,922,251	—	—	1,922,251
	$130,729,786	$—	$—	130,729,786
Investments measured at net asset value:
Common/collective trusts (a)				16,874,289
Total assets at fair value				$147,604,075

(a)
This category includes common/collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. These funds primarily invest in guaranteed investment contracts and synthetic investment contracts as determined by the respective trusts. Participant directed-redemptions have no restrictions; however, the Plan is required to provide a 12- or 30-month redemption notice to liquidate its entire share in either fund.

4. Related Party and Party-in-Interest Transactions
One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES common stock qualify as party-in-interest transactions. However, the transactions are exempt from the prohibited transactions rules under ERISA. During 2016 and 2015 the Plan received $524,337 and $518,178 in common stock dividends from AES, respectively, and dividends reclassified as return of capital were $467,918 and $0, respectively.
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. These transactions qualify as

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2016

party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (MSA) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust fund service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan.
If the revenue received by T. Rowe Price from such mutual fund or collective trust fund service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2016, $244,849 was remitted to the Plan's trust. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Tax Status
The Plan has received a determination letter from the IRS dated July 30, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Employees' Thrift Plan of Indianapolis Power & Light Company
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN 35-0413620 Plan #003
December 31, 2016

Party-in-interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
(a)	(b)	(c)		(d)	(e)
	Cash and Cash Equivalents:
*	T. Rowe Price Trust Company	Cash and cash equivalents	660	**	$660

	Money Market Funds:
*	T. Rowe Price Trust Company	TRP Government Money Market Fund	534	**	534
	Fidelity Investments	Fidelity Retirement Money Market Fund	2,539,607	**	2,539,607
	Total Money Market Funds				2,540,141

	Mutual Funds:
	Fidelity Investments	Fidelity Extended Market Index Premium Fund	50,406	**	2,799,564
	American Funds	American Washington Mutual Investment	97,244	**	3,983,100
	Harbor Funds	Harbor Capital Appreciation Institutional	86,109	**	4,878,054
	T. Rowe Price Tradelink	Self-Directed Brokerage Mutual Funds	2,291,061	**	2,291,061
	American Funds	American EuroPacific Growth Fund	39,092	**	1,760,703
	BlackRock Funds	BlackRock Inflation Protected Bond Fund	56,390	**	589,279
	PIMCO Funds	PIMCO Total Return Fund	208,987	**	2,096,142
	Vanguard	Vanguard Institutional Index Fund	26,250	**	5,350,613
	Vanguard	Vanguard Intermediate TR Bond Index Fund	37,913	**	1,016,064
*	T. Rowe Price Trust Company	Retirement 2005 Fund	29,689	**	381,804
*	T. Rowe Price Trust Company	Retirement 2010 Fund	30,855	**	535,335
*	T. Rowe Price Trust Company	Retirement 2015 Fund	703,094	**	9,969,867
*	T. Rowe Price Trust Company	Retirement 2020 Fund	1,383,467	**	28,236,554
*	T. Rowe Price Trust Company	Retirement 2025 Fund	1,733,303	**	26,866,192
*	T. Rowe Price Trust Company	Retirement 2030 Fund	801,700	**	18,062,293
*	T. Rowe Price Trust Company	Retirement 2035 Fund	452,047	**	7,363,843
*	T. Rowe Price Trust Company	Retirement 2040 Fund	181,840	**	4,220,499
*	T. Rowe Price Trust Company	Retirement 2045 Fund	167,886	**	2,622,385
*	T. Rowe Price Trust Company	Retirement 2050 Fund	114,849	**	1,509,117
*	T. Rowe Price Trust Company	Retirement 2055 Fund	52,999	**	697,998
*	T. Rowe Price Trust Company	Retirement 2060 Fund	14,213	**	144,123
	Total Mutual Funds				125,374,590

	Common/Collective Trusts
*	T. Rowe Price Trust Company	TRP Stable Value Fund - N	19,815,833	**	19,815,833

	Stock:
*	The AES Corporation	The AES Corporation common stock	1,007,969	**	11,712,601

	Notes Receivable from Participants:
*	Participant loans	Interest rates ranging from 4.25% to 9.25% with maturity at various dates through September 2026			3,630,493
	Total				$163,074,318

	* Party-in-interest.
	** Participant-directed investment, cost not required.